MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

November 12, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated November 12, 2009</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for D MacAulay
BARBARA O'NEILL

dlw
12/3

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No.
82-3874

NEWS RELEASE 09-12

NOVEMBER 12, 2009

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Increases Previously Announced Non-Brokered Financing

Manson Creek Resources Ltd. (Manson Creek) has increased its previously announced non-brokered private placement and will now offer up to 5,000,000 units ("Common Units") at a price of $0.05 per Common Unit. The 1,666,666 flow-through units ("FT Units") at a price of $0.06 per FT Unit will remain unchanged. Total gross proceeds of up to $350,000 will be raised.

Each Common Unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.10 per share for a period of two years following closing.

Each FT Unit will consist of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.10 per share for a period of two years following closing.

The Common and FT Units will be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing are to be used for general working capital and to fund exploration on the Virgin Arm Gold prospect, located 65 kilometers from Gander, Newfoundland. The road accessible, 1047-hectare, Virgin Arm property hosts gold showings over a strike length of three kilometers. Visible gold has been found at several showings along with exceptional assays up to 99.7 grams/tonne (g/t) to 127 g/t gold. Work on the property in 2002 outlined a 2 kilometer long gold in soils anomaly which remains uninvestigated. This early stage project offers tremendous exploration upside as little follow up has been done on the property and no trenching or drilling has been conducted.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-12 **NOVEMBER 12, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Increases Previously Announced Non-Brokered Financing

Manson Creek Resources Ltd. (Manson Creek) has increased its previously announced non-brokered private placement and will now offer up to 5,000,000 units ("Common Units") at a price of $0.05 per Common Unit. The 1,666,666 flow-through units ("FT Units") at a price of $0.06 per FT Unit will remain unchanged. Total gross proceeds of up to $350,000 will be raised.

Each Common Unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.10 per share for a period of two years following closing.

Each FT Unit will consist of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.10 per share for a period of two years following closing.

The Common and FT Units will be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing are to be used for general working capital and to fund exploration on the Virgin Arm Gold prospect, located 65 kilometers from Gander, Newfoundland. The road accessible, 1047-hectare, Virgin Arm property hosts gold showings over a strike length of three kilometers. Visible gold has been found at several showings along with exceptional assays up to 99.7 grams/tonne (g/t) to 127 g/t gold. Work on the property in 2002 outlined a 2 kilometer long gold in soils anomaly which remains uninvestigated. This early stage project offers tremendous exploration upside as little follow up has been done on the property and no trenching or drilling has been conducted.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-12 **NOVEMBER 12, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Increases Previously Announced Non-Brokered Financing

Manson Creek Resources Ltd. (Manson Creek) has increased its previously announced non-brokered private placement and will now offer up to 5,000,000 units ("Common Units") at a price of $0.05 per Common Unit. The 1,666,666 flow-through units ("FT Units") at a price of $0.06 per FT Unit will remain unchanged. Total gross proceeds of up to $350,000 will be raised.

Each Common Unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.10 per share for a period of two years following closing.

Each FT Unit will consist of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.10 per share for a period of two years following closing.

The Common and FT Units will be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing are to be used for general working capital and to fund exploration on the Virgin Arm Gold prospect, located 65 kilometers from Gander, Newfoundland. The road accessible, 1047-hectare, Virgin Arm property hosts gold showings over a strike length of three kilometers. Visible gold has been found at several showings along with exceptional assays up to 99.7 grams/tonne (g/t) to 127 g/t gold. Work on the property in 2002 outlined a 2 kilometer long gold in soils anomaly which remains uninvestigated. This early stage project offers tremendous exploration upside as little follow up has been done on the property and no trenching or drilling has been conducted.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.